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September 20, 2004


VIA EDGAR SUBMISSION, E-MAIL & OVERNIGHT COURIER

Ms. Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Valrico Bancorp, Inc.
         Schedule 13E-3 filed on August 11, 2004
         SEC File No. 5-56917

         PREM 14A filed on August 11, 2004
         SEC File No. 0-26562


Dear Ms. Chalk:

     On behalf of Valrico Bancorp, Inc. and in response to your comment letter dated August 19, 2004, this correspondence is being provided contemporaneously with the revised filing of the above referenced submissions. The following responses are numbered in accordance with your comment letter. All references to page numbers refer to page numbers as they appear in the red-lined document provided to your office by e-mail as a supplement to the Company's revised EDGAR Submission. The red-lined document does not include Exhibit 99.2 to the Schedule 13E-3, which materials have not been altered in response to your comment letter.


1.   The ratios of earnings to fixed charges are provided under Item 13 to the
     Schedule 13E-3 and on page 84 of the proxy statement as part of the Selected Historical Financial Data. Please not that the Company will update all selected financial data to reflect information as of the end of its second quarter.

2.   VBI Merger Sub, Inc. has signed the Schedule 13E-3.

3. Upon review, Austin Associates, LLC ("Associates") has indicated that its April 2003 valuation report, provided in connection with other valuation work, does not differ materially in any respect from the December 31, 2003 report. Associates has further indicated that its April 2003 report does not form any basis for the December report, and that it was an inadvertent oversight to indicate that the later report incorporated methodologies from the earlier report by reference. Given these circumstances, Associates does not believe that a shareholder would benefit from the inclusion of the earlier report as an attachment to either the proxy statement or the schedule 13E-3.

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Ms. Christina Chalk
September 20, 2004
Page 2 of 3


4. The Summary Term Sheet (Pages 22 through 28 of the proxy statement) has been abbreviated and is now in a bullet proof format.

5. The appropriate language has been added and is located on Page 31 of the proxy statement.

6.   The relevant language has been deleted.

7. Valrico Bancorp has indicated that the projected increases with respect to its auditing fees come directly from its independent auditor. Additional language is provided on pages 32 and 33 of the proxy statement addressing these projections.

8. The April 2003 valuation was conducted by Associates in connection with the Company's annual valuation of its KSOP benefits plan. Associates was not engaged to conduct any valuation services or provide any fairness opinion in connection with the present transaction until December 2003. The proxy statement addresses Associates previous valuation engagements in connection with the Company's KSOP on page 41.

9.   Additional language is provided on page 37.

10. The language regarding lengthy completion time has been deleted, and additional language is provided on page 37 emphasizing the fact that a tender offer would provide no guarantee of reducing the number of shareholders to below 300.

11. Minor amendments have been made throughout the proxy statement to clarify that only those shareholders owning 100 or fewer shares of record will be cashed out as a result of the merger transaction.

12. Additional language is provided on page 40 indicating that the Board believes the transaction is fair to all shareholders, including both those shareholders being cashed out and those shareholders remaining. In addition, the proxy statement already addresses the Board's views regarding fairness with respect to each shareholder group on pages 46 through 49.

13. Associates has prepared additional language addressing this item which is provided on pages 42 and 43 of the proxy statement.

14.  The chart has been amended accordingly.

15. Associates has prepared additional language addressing this item which is provided on page 44 of the proxy statement.

16. Associates has prepared additional language addressing this item which is provided on pages 44 and 45 of the proxy statement.


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Ms. Christina Chalk
September 20, 2004
Page 3 of 3


17. A detailed description of "Charter Shareholder Benefits" is now provided in the proxy statement on page 47 and as part of the proxy statement cover sheet.

18. New disclosure is provided on page 39 of the proxy statement indicating that the Company cannot guarantee the absence of transaction costs for beneficial owners cashed out as a part of the transaction.

19. Additional language addressing this item is provided on page 50 of the proxy statement.


     If you have any questions or require additional information with respect to this filing, please call me at 419-841-8051.


Sincerely,


/s/ David J. Mack

David J. Mack

Enclosure
cc:      Thomas Snyder, Chief Financial Officer
         Valrico Bancorp, Inc.

         Rick Maroney, Principal
         Austin Associates, LLC

         Thomas C. Blank, Esq.
         Werner & Blank, LLC